September 4, 2018

VIA EDGAR AND HAND DELIVERY

Mr. John Reynolds
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Paringa Resources Limited
Draft Registration Statement on Form 20-F
Submitted July 5, 2018
CIK No. 0001725750

Dear Mr. Reynolds:

On behalf of Paring Resources Limited (the “Company”), this letter responds to your letter, dated August 1, 2018 (the “Comment Letter”), regarding the above-referenced draft Registration Statement on Form 20-F, confidentially submitted on July 5, 2018.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

The Company is concurrently publicly filing its registration statement on Form 20-F (the “Form 20-F”).  All page number references contained in the Company’s responses below correspond to the page numbers in the Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 64

1.
We note the conditions precedent to a first draw down of the debt facility with Macquarie. Please disclose the “certain financial covenants” and revise here or include a page reference to where you disclose the terms of the tripartite agreements with Komatsu and Fricke.

Pages 64 and 65 of the Form 20-F have been revised to disclose the Macquarie covenants and disclose the expected terms of the tripartite agreements.

2.
Additionally, we note the statement in “Equity Raising Investor Presentation 17 May 2018” available on your website that drawdown of the first tranche of US$15 million is conditional on “raising minimum equity of US$18.5 million.” It is unclear why the related disclosure in the Form 20-F does not address this condition. Please revise or advise.

The Company completed private placements of shares on May 21, 2018 and June 12, 2018, resulting in aggregate proceeds of A$30.2 million, or approximately US$22 million, as discussed on page 64 of the Form 20-F.  As a result of this financing, the Company satisfied the equity raise condition referred to the May 17 investor presentation, the Form 20-F did not address the condition and the Company does not believe it is necessary to update the Form 20-F.

Compensation, page 77

3.	Please provide compensation disclosure for the fiscal year ended June 30, 2018, your last full financial year.

The compensation disclosure in the Form 20-F, which appears on pages 79 through 81, has been updated to contain disclosure for the fiscal year ended June 30, 2018.

Major Shareholders, page 82

4.	Please identify the natural or legal person who owns or controls each of your 5% shareholders, as required by Item 7.A.3 of Form 20-F.

To the Company’s knowledge, no natural or legal person controls Commonwealth Bank of Australia, which is a multinational bank publicly traded on the Australian Securities Exchange with a market capitalization in excess of US$95 billion, or AustralianSuper Ptd Ltd, which is Australia’s largest pension fund with more than US$85 billion in assets under management.  The Company has revised page 84 of the Form 20-F to indicate the entity and persons believed to control Tribeca Investment Partners Pty Ltd, which is an Australian fund manager with US$1.5 billion under management.

Related Party Transactions, page 85

5.	Please update your disclosure in this section from December 31, 2017.

Page 86 of the Form 20-F has been revised to update such disclosure from December 31, 2017 to June 30, 2018.

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We would be pleased to address any further Staff comments or questions related to the above matters.  If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Bruce Czachor, General Counsel, at (347) 405-0237 or our counsel at Gibson, Dunn & Crutcher LLP, John Gaffney at (212) 351-2626 or Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Todd Hanigan

Todd Hanigan
Interim Chief Executive Officer